C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2008 NOV 18 P 12:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : BC/CPP/092/08

[redacted]

BY AIRMAIL

08005920

21st October, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

PROCESSED SUPPL
NOV 2 0 2008
THOMSON REUTERS

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

11/18

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 21st October, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement relating to change of directors
Date : 20th October, 2008
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

CHANGE OF DIRECTORS

Reference is made to the announcement of the Company dated 8 September 2008 in relation to, among other things, the appointment of Mr. Thirayut Phitya-Isarakul as executive vice chairman and executive director of the Company.

Due to Mr. Thirayut Phitya-Isarakul's other work commitments, he reckons he may not be able to devote substantial attention to the office of executive vice chairman and executive director of the Company. As a result, the Board announces that, Mr. Thirayut Phitya-Isarakul has resigned as executive vice chairman and executive director of the Company with effect from 20 October 2008.

The Board also announces that Mr. Suphachai Chearavanont has been appointed as executive director of the Company with effect from 20 October 2008.

Resignation of Director

Reference is made to the announcement of C.P. Pokphand Co. Ltd. (the "Company") dated 8 September 2008 in relation to, among other things, the appointment of Mr. Thirayut Phitya-Isarakul as executive vice chairman and executive director of the Company (the "Announcement"). Terms used in the Announcement shall have the same meanings when used herein, unless the context otherwise requires.

Due to Mr. Thirayut Phitya-Isarakul's other work commitments, he reckons he may not be able to devote substantial attention to the office of executive vice chairman and executive director of the Company. As a result, the Board announces that, Mr. Thirayut Phitya-Isarakul has resigned as executive vice chairman and executive director of the Company with effect from 20 October 2008.

Mr. Thirayut Phitya-Isarakul has confirmed that he has no disagreement with the Board and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

Appointment of Director

The Board also announces that Mr. Suphachai Chearavanont ("Mr. Chearavanont") has been appointed as executive director of the Company with effect from 20 October 2008.

Particulars relating to Mr. Chearavanont are as follows:

Mr. Chearavanont, aged 41, obtained a Bachelor of Science degree in Business Administration from Boston University in USA, majoring in Financial Management. He has extensive experience in the telecommunication and broadcasting industries. Mr. Chearavanont is currently an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of Stock Exchange of Hong Kong Limited and the president and chief executive officer of True Corporation Public Company Limited, a company listed on The Stock Exchange of Thailand ("SET"). He is also the chief executive officer of True Visions Public Company Limited (formerly known as United Broadcasting Corporation Public Company Limited, which delisted from SET in 2006). Save as disclosed above, Mr. Chearavanont does not hold any directorship in other listed public companies in the three years preceding the date of this announcement and he does not hold any other position with the Company and its subsidiaries.

Mr. Chearavanont is a brother of Messrs. Soopakij Chearavanont and Mr. Narong Chearavanont, both are executive directors of the Company. He is also a cousin of Messrs. Meth Jiaravanont (executive vice chairman of the Company), Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon, all of whom are executive directors of the Company. Mr. Chearavanont is a son of Mr. Dhanin Chearavanont (executive chairman of the Company), a nephew of Messrs. Jaran Chiaravanont, Montri Jiaravanont and Sumet Jiaravanon (chairman of the Company), who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Chearavanont does not have any other relationship with any other directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. Chearavanont does not have any interest in any share of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no service contract between Mr. Chearavanont and the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Company's Bye-Laws. His emolument will be determined with reference to his duties and responsibilities within the Group.

Save as disclosed above, there are no other matters about the appointment of Mr. Chearavanont which are required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 20 October 2008

As at the date of this announcement, the Board (subsequent to the above change of directors) comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, , Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik, and three independent non-executive directors, namely Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

END